Exhibit 99.1

Auryn Secures DIA for Initial Drill Program at Sombrero Copper-Gold Project in Southern Peru

Vancouver, Canada – February 10th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it has received its environmental permit, the Declaración de Impacto Ambiental (“DIA”), from the Peruvian Ministry of Energy and Mines for its Sombrero copper-gold project in Southern Peru. The DIA covers an area of 1,031 hectares and allows the Company to drill up to 33 holes from 23 platforms on the Ccascabamba Sombrero Main target area, where Auryn has completed the majority of its work to-date within the 130,000 hectare land package (Figure 1).

The next step required in the permitting process is to obtain the authorization for Inicio de Actividades (“Start of Activities”), which was filed with the authorities last week. Included in this step is the Consulta Previa (“Social Consultation”), which will be the government authority’s confirmation that the community supports the upcoming drill program as well as future exploration activities. Auryn has prioritized efforts to achieve excellent relations within the Huanca Sancos community through a number of beneficial social programs.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are very pleased to have received our DIA less than seven months from the start of our application. I would like to thank our permitting team and the various Peruvian agencies involved for their contributions.

“We view the Sombrero district as a tier-1 exploration opportunity due to its size, the strength of mineralization on surface and the positive historical drilling results at the Fierrazo target. We have demonstrated that Sombrero is the western extension of the Andahuaylas-Yauri belt, and we believe that we may discover multiple world-class deposits within our land package. This initial program will test the first of four significant mineralized intrusive centers identified by our technical team to-date, as we continue exploring the additional intrusive centers in the coming months.”

Sombrero Main 2020 Drill Plan

Sombrero Main/ Ccasccabamba Surface Mineralization
Legend
2020 Planned Drill Hole
Historical Drill Hole
Sombrero Claim
Channel Sampling Intercept
Marble
Geology
Superficial
Volcanic Cover
Ferrobamba Limestone
Upper Mara
Lower Mara
Hualhuani
Intrusive Porphyritic
Intrusive Equigranular
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
High-Grade Exoskarn Target
7 km of drill targets (All targets from surface to 400m)
Channel 19SRT-20/21: 232m of 0.55% CuEQ with 0.47% Cu and 0.13 g/t Au
Intrusive
FE-DDH-03A 116m of 0.58% CuEQ with 0.42% Cu and 0.24 g/t Au
Intrusive
Volcanic Cover
Channel 18SRT-08: 60m of 0.29% CuEQ 99m of 0.46% CuEQ
Channel 18SRT-18: 109m of 0.70% CuEQ* including: - 30m of 1.93% CuEQ - 54m of 0.34% CuEQ
Endoskarn Target
Porphyry Target
2018 Copper highlights: 3%, 0.38%, 0.34%, 0.28% & 0.22%
Volcanic Cover
2018 Copper highlights: 5.25%, 0.84%, 0.46%, 0.44%, 0.42%, 0.41%, 0.38%, 0.28%, 0.27%, 0.26% & 0.24%
Channel 18SRT-09: 105m of 0.30% CuEQ
Channel 18SRT-16: 64m of 0.27% CuEQ 66m of 0.28% CuEQ
Channel 18SRT-15: 22m of 0.53% CuEQ 50m of 0.34% CuEQ
Ferrobamba
2018 Gold highlights: 31.6 g/t, 7.75 g/t, 5.91 g/t, 3.51 g/t, 3.09 g/t, 2.98 g/t, 1.06 g/t, 1.05 g/t, 0.88 g/t & 0.84 g/t
N
1 km
* Refer to news release dated September 26, 2018

Figure 1: Illustrates the proposed drill plan on the Sombrero Main target area. The DIA allows Auryn to drill up to 33 holes from 23 platforms.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 info@aurynresources.com

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 130,000 hectares owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.